Exhibit 99.1
For Immediate Release
CECT VEVA S70 Received Gold Medal in Design and CECT C7000A Received Gold Medal
in Function at ‘Futian Cup,’ the First Chinese Mobile Phone Design Contest
     Beijing, China (October 31, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), announced that the CECT VEVA S70 has received the gold medal in design and the CECT C7000A has received the gold medal in function at “Futian Cup,” the first Chinese mobile phone design contest.
     The first Chinese mobile phone design contest was approved by the Ministry of Information Industry and was mainly sponsored by China Mobile Communications Association, China Electronic Chamber of Commerce and Shenzhen Municipal People’s Government.
     Qiao Xing Mobile’s new luxury brand VEVA S70 mobile handset is decorated with Swarovski crystal mosaic and 18K gold coating. As thin as 12 millimeters and with weight of only 89 grams, the VEVA S70 is equipped with an advanced Touch Lens 3D handwriting touch panel and can be customized for each user with unique crystal graph at the back of the mobile handset. Consumers can view all kinds of documents including WORD, PPT, PDF, EXCEL files and can gain access to the internet at high speed with the edge function of VEVA S70.
     The CECT C7000A has cardiograph functionality with which users will be able to perform a basic cardiograph, that they can send to doctors via MMS (Multimedia Messaging Service) through a GPRS network. Doctors will then be able to provide medical advice by sending a text message back to the mobile phone. If there is a serious problem, doctors can call the patient directly. The C7000A also has 120 days of ultra-Long standby time.
     According to Mr. Wu Zhi Yang, Chairman of Qiao Xing Mobile, “We are very proud that our two products, VEVA S70 and CECT C7000A, received the gold medals. We believe our strategy of focusing on innovation and differentiation will bring us sustainable competitiveness and we will continuously develop such innovative products in the future.”
     About Qiao Xing Mobile Communication Co., Ltd.
     Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, its products are sold under the “VEVA”, “CECT” and “YAMI” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of October 31, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-8219-3706
Email: matao@qxmc.com